Exhibit 99.1

Lombard Medical Announces First Patient Enrolled and Treated in the ALTITUDE Registry for the Altura® Stent Graft System

OXFORDSHIRE, U.K.--(BUSINESS WIRE)--May 15, 2017--Lombard Medical, Inc. (NASDAQ: EVAR), a developer, manufacturer and marketer of endovascular aortic aneurysm repair products, today announced that it has enrolled and treated the first patient in its global registry to evaluate its Altura® Endograft System.

The ALTITUDE registry (ALTura Impact on the Treatment of Abdominal Aortic Aneurysms Using a Novel D-stent EVAR Design) is being conducted across a range of UK and international clinical centers to evaluate the use of the Altura Endograft System in 1,000 patients in typical clinical-use conditions.

ALTITUDE’s Chief investigator, Paul Hayes, M.D., F.R.C.S., Department of Surgery, University of Cambridge and Addenbrooke’s Hospital, Cambridge, UK, commented, “This registry will allow the clinical community of AAA implanters to gain necessary experience with Altura. Given the system’s ultra-low profile, its repositionability, the elimination of the contralateral cannulation step and retrograde delivery of the limb sections, this innovative design promises to facilitate a much simpler, faster, more predictable and consistent deployment of the endograft. The launch of this registry confirms Lombard’s confidence in the product and will allow us to develop a robust dataset about long-term outcomes.”

“I am encouraged by our positive early clinical experience with Altura. The simplicity of planning, accuracy of deployment and repositionability could lead to it becoming a workhorse device in the future. The ALTITUDE registry will provide a real world evaluation of the longer term outcomes,” said Simon Kreckler, M.D., F.R.C.S., vascular & endovascular surgeon at Addenbrooke’s Hospital, Cambridge, UK.

About Lombard Medical, Inc.

Lombard Medical, Inc. based in Oxfordshire, U.K. develops, manufactures and markets an innovative range of minimally invasive abdominal aortic aneurysm endovascular repair products. For more information, please visit www.lombardmedical.com

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated May 1, 2017. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

CONTACT:
Lombard Medical, Inc.
Kurt Lemvigh, +44 (0)1235 750 800
Chief Executive Officer